

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Bobak Azamian
Chief Executive Officer
Tarsus Pharmaceuticals, Inc.
15440 Laguna Canyon Road
Irvine, CA 92618

> **Re: Tarsus Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 25, 2020**
> **File No. 333-249076**

Dear Dr. Azamian:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Our Approach: TP-03, page 3

1. We note your response to our prior comment number 4. Please revise the disclosure on page 6 to further clarify the intended mechanism of TP-05. Additionally, provide balancing disclosure to this approach, including that a minimum amount of people would need to take TP-05 to achieve herd protection.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Gunderson